August 4, 2005



Mail Stop 0306

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

Re:	Thomas Equipment, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed July 14, 2005
	         File No. 333-124217
Dear Mr. Marks:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Calculation of Registration Fee
1. The share amounts here do not agree with the share amounts listed on the cover page, page 3, and elsewhere. Revise to remove the inconsistency.
Prospectus Cover Page
2. Clarify in the second paragraph how many of those shares are being offered for resale by this registration statement.
3. We note your response to our first comment from our letter dated
July 8, 2005, and reissue the second sentence in that comment where we asked for you to confirm that all the debt securities, warrants and options are outstanding and to state the total amount of cash you have received from Laurus.

4. Your disclosure regarding the material terms of the Laurus financing continues to be vague and confusing. As a result, we cannot conclude that this financing constitutes a valid PIPE transaction. Provide us with a detailed written response to support your position that this financing satisfies all the requirements
and
conforms in all respects with the staff guidance in this area. Discuss each note separately if you are registering shares in this offering that will be issued upon conversion, and explain how it satisfies the PIPEs analysis. See CF Telephone Interpretation Manual
Supplement dated March, 1999.
Acquisition of Operating Assets From Predecessor Business - Thomas Equipment Limited, page 4.
5. Please briefly describe the sources of funding for the
acquisition
of Thomas Equipment Limited, including financing from the seller.
Risk Factors
Satisfaction of Substantial Additional Production Orders..., page
13
6. Please update the disclosure regarding the Busan facility. Disclose the sources of funding for this facility and the costs of construction.
Use of Proceeds, page 17
7. Please disclose whether the proceeds from the exercise of the option and/or warrants will be paid to affiliates, including repayment of the note to Mr. Rhee.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 19
8. Please disclose the impact of not registering Laurus` shares by June 22, 2005 including any penalties you have referenced in earlier filings.

Results of Operations for the Three Months Ended March 31, 2005,
page
28

9. Please refer to prior comments 10 and 12. We note that you are still making comparisons of the predecessor and successor historical statements of operations within your discussions. For instance, you state on page 29 that the gross margin percentage is relatively the same as that of our predecessor during the same period in 2004. Please remove any such comparisons between the predecessor and successor entities.

Business
Backlog, page 51
10. Please describe to us to us how you have determined that the backlogged orders are not cancelable by the purchasers. Are there written contracts for these items, or are they purchase orders? Please file any material agreements related to these orders. Executive Compensation, page 53
11. Please update tables required by Item 402 of Regulation S-K to include the recently completed fiscal year ended June 30, 2005. Certain Relationships and Related Party Transactions, page 58
12. We note your response to our prior comment 18 and your additional disclosure. As previously requested, please disclose whether there were any other owners of the preference shares or the special shares of Pneutech.
Selling Stockholders, page 61
13. We reissue comment 20. The total number of shares in the selling shareholder table being registered for resale by Laurus is inconsistent with the number of shares "that are being registered," as described in footnote 1. Also, the share amounts in the table and the footnote do not reconcile with the share amounts in the fee table. We also note the amount in the penultimate risk factor on page 14 also is incorrect. These are just a few examples-please reconcile throughout the filing.
Index to Financial Statements, page F-1

14. Please update the financial statements and pro forma information, as necessary, as required by Item 310(g) of Regulation S-B.

Unaudited Consolidated Financial Statements of Thomas Equipment,
Inc., page F-3

Notes to Consolidated Financial Statements, page F-10

Note 2.  Acquisitions, page F-10

-Acquisition of Thomas Equipment Limited, page F-10

15. Revise to clarify that the Preferred Shares were issued to the Parent company of Thomas Equipment Limited.

16. Please refer to prior comment 21. Please revise to reference the reader to the note which discloses the terms of the financing that was entered into for the acquisition of Thomas Equipment Limited.

17. Please refer to prior comment 22. We note you have determined the fair value of the net assets acquired based upon an analysis completed by an independent third party valuation firm. While you are not required to make reference to such, you should disclose the name of the expert and include the consent of the expert since the reference is made in a 1933 Act filing. Alternatively, remove such reference to an expert and disclose how management determined the validity of the valuation that was obtained and used in the purchase price allocation.

18. You state that your acquisition of Thomas Equipment Limited was partially funded by cash consideration of approximately
$18,119,000.
It is unclear to us why your statement of cash flows shows
$17,782,000 as cash paid for the acquisition. Revise or advise us.

-Acquisition of Pneutech, Inc., page F-11

19. Please refer to prior comment 26. It appears from your disclosure on page F-10 that you acquired 100% of the common stock of
Pneutech and its subsidiaries through the issuance of 1,082,641 of shares of common stock and warrants to purchase 211,062 shares of common stock and assumed certain liabilities of Pneutech. Also, you were required to redeem 929 preference shares, 500,000 special preference shares, 30,000 special shares held by 3156176 Canada, Inc.
and 250 shares of preferred shares and warrants issued to Royal
Merchant.   The total consideration of $3,775,000 to redeem these
respective issuances should be included as consideration paid and removed from your net assets acquired. Also, remove them from your discussion of the refinancing of Pneutech`s liabilities. Please revise or advise us.

20. You state on page 59 that 32.6% of 3156176 Canada Inc. is owned by Clifford Rhee. Tell us who owns the remaining interests in this entity.

21. In connection with the refinancing of Pneutech`s liabilities that were assumed in the acquisition, please revise to indicate the source of the funds that were used to pay such obligations of Pneutech.

22. It is unclear to us why you reflect on your statements of cash flows approximately $7,072,000 of cash paid for the Pneutech acquisition. Please revise or advise us.

23. It appears that you have listed the subordinated debenture note in the amount of $5.3 million issued to Roynat twice within your disclosure on page F-11. Please revise or advise us.

24. You present the unaudited pro forma financial information for the acquisitions as if the transactions had in fact occurred at the beginning of the periods presented as required by SFAS 141 on page F-
12. Tell us why the information presented for the nine months ended
March 31, 2005 does not agree to the pro forma combined condensed statements of operations on page F-91.

Note 3.  Basis of Presentation and Summary of Significant
Accounting
Policies, page F-12

-Revenue Recognition, page F-13

25. We re-issue our prior comment 28. Describe to us the nature of the sales incentives you give to your customers at the time of sale.

26. Please refer to prior comment 31. We note you have reflected accounts receivable of $25.3 million at March 31, 2005. You state that the negative cash flows related to Thomas Equipment Inc`s. operations were the direct result of sales in the first quarter of 2005 and waiting until the normal credit terms offered to customers started to come due. It is unclear to us why you would have to wait for amounts to come due unless you are providing financing or extended credit terms to your customers. We understand that approximately $12 million in receivables was acquired from Pneutech at February 28, 2005. Also, it is unclear to us what your table of payment terms of accounts receivable at March 31, 2005 illustrates to the reader. Please revise or advise us.

-Restatement, page F-18

27. We note that you disclose that the Staff of the Securities and Exchange Commission has advised you to record a beneficial conversion feature related to certain of your convertible debt to comply with EITF 98-5 and EITF 00-27. Please revise your note to remove the statement that you are revising your filing to comply with EITF 98-5 and EITF 00-27 based upon the Securities and Exchange Staff`s conclusions. Your financial statements should be in prepared in accordance with GAAP.


Note 11.  Common stock, page F-23

28. Please refer to prior comment 39. As previously requested, tell us and revise your filing to address the following:
* Specifically tell us how you determined that the fair value of your common stock was $.50. Explain in more detail what you mean by "compared to the market price of the stock immediately subsequent to the public announcement of the reorganization." Tell us and revise your filing to disclose what your published stock price was immediately prior and subsequent to the reorganization.
* Tell us how you computed the stock compensation charge of $5.5 million. Based on the information disclosed in this footnote, we calculate a stock compensation charge of $6.1 million.

Audited Financial Statements of Pneutech, Inc.
General

29. Please refer to prior comment 42. Please update the audited financial statements of Pneutech, Inc. to include their results for the four months ended February 28, 2005 since your next filing is dated more than nine months from October 31, 2004. Refer to Item 8(A)(5) of Form 20-F for more information about the updating requirements.

Independent Auditors` Report, page F-68

30. Please provide an auditors` report that includes the name of your independent public accountants as it does not appear signed, as denoted by an appropriate signature symbol, with your next amendment.

Pro Forma Combined Condensed Financial Statements
Pro Forma Combined Condensed Statement of Operations, page F-88
Introductory Paragraph, page F-88

31. Revise your introductory paragraph to include the facts and circumstances surrounding the reorganization that took place before the acquisition of Thomas Equipment, Inc. so the reader
understands
your pro forma adjustment (g) to the nine months ended March 31,
2005
and Note 2 to the pro forma combined condensed statements of operations.


32. We note from page 5 and F-89 your description of the financing that you entered into with Laurus Master Funds, Ltd. includes $8 million secured convertible borrowing note. However, we do not find this note disclosed within your notes to the interim consolidated
financial statements.   Please revise or advise us.

Pro Forma Combined Condensed Statement of Operations for the Year
Ended June 30, 2004, page F-90

33. Reference is made to pro forma adjustment (d). However, there does not appear to be a pro forma adjustment (d) within your notes to the pro forma combined condensed statements of operations. Revise your filing to eliminate such inconsistency.

Pro Forma Combined Condensed Statement of Operations for the Nine
Months Ended March 31, 2005, page F-91

34. Refer to our prior comment 44. We note that you have provided the statement of operations for Pneutech for the period July 1, 2004 to
February 28, 2005 from your unaudited internal financial statements.
Such information should be conformed by starting with the audited historical financial statements of Pneutech for the year ended October 31, 2004 (as included in the filing) and subtracting the period November 1, 2003 to June 30, 2004 to arrive at the period July
1, 2004 to October 31, 2004. Then the result should be added to the unaudited interim financial statements of Pneutech for the period November 1, 2004 to January 31, 2005. Please present such information in a tabular format to show the reader how you conformed the financial information of Pneutech that is used in the pro forma financial statements for the nine months ended March 31, 2005. In this regard, please also revise your introductory paragraphs on page
F-88 to explain how you conformed these financial statements.

Notes to Unaudited Pro Forma Combined Statement of Operations, page
F-92

Note 2.  Pro Forma Adjustments-June 30, 2004, page F-92

35. Reference is made to adjustment (c). We note that you recorded an adjustment of $6.6 million for the amortization of debt discount within the pro forma combined condensed statements of operations for the year ended June 30, 2004. Please provide us with your supporting calculation for this pro forma adjustment.


36. We note that you have recorded an adjustment of $2.3 million for interest expense related to your outstanding debt of $27.2 million at
8.2%. It appears that the related financing for these acquisitions was approximately $31.7 million. Please provide us with a listing of the debt outstanding which was included in your calculation.
 Note 3. Pro Forma Adjustments-Nine Months Ended March 31, 2005, page F-92

37. Please revise your title of this note to appropriately reference the nine months ended March 31, 2005 and also reflect such title on page F-91.

38. Reference is made to adjustment (c). We note that you made an adjustment of $836,000 related to warrants issued to Redwood Consultants for consulting services. It is unclear to us why you made this adjustment and how this transaction related to the acquisitions. Also, tell us why you did not include as a pro forma adjustment to the annual pro forma combined condensed statements of operations.

39. Reference is made to adjustment (d). We note that you recorded an adjustment of $933,000 for the amortization of debt discount within the pro forma combined condensed statements of operations for the nine months ended year ended March 31, 2005. Please provide us with the supporting calculation for this pro forma adjustment.

40. Reference is made to adjustment (d). It appears that you have included in this adjustment an accrual for the 8% dividend on the Preferred Shares held by McCain Foods. It is unclear to us why this adjustment is necessary since you have accrued the dividend in the historical interim financial statements for the nine months ended March 31, 2005. Please revise the pro forma combined condensed statement of operations for the year ended June 30, 2004 to include the accrual of the 8% dividend on Preferred Stock or tell us why you believe such adjustment is not necessary.


Item 27.  Exhibits, page II-3

Exhibit 23.2 Consent of PricewaterhouseCoopers LLP

41. We note that your independent auditors have consented to the use
of their audit report dated January 7, 2005 for their report on Thomas Equipment Limited`s financial statements for the three years ended June 30, 2004.  However, the independent audit report on page
F-31 refers to the two years ended June 30, 2004.  Please include
a
revised consent from your independent auditors that refers to the appropriate time periods that were audited.
Exhibits
42. We note you stated that you would file as exhibits the sale of Series A preferred stock financing documents for your April 19, 2005 transaction in accordance with comment 49, but you have not done so.
Please file such documents as exhibits.
43. Please file the agreement with Laurus increasing the loan amount from $16 million.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any
proceeding
initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tara Harkins at (202) 551-3639 or in her absence, Michelle Golhlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3800
with any other questions.
      Sincerely,




							Peggy Fisher
							Assistant Director

cc: 	Thomas A. Rose